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[LOGO] Kinross Gold Corporation

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               KINROSS CLOSES 23 MILLION COMMON SHARE OFFERING FOR
                       GROSS PROCEEDS OF CDN. $213 MILLION


TORONTO, ONTARIO, AUGUST 28, 2003...KINROSS GOLD CORPORATION (TSX-K AND K.DB; NYSE-KGC) ("Kinross") announced today that it has closed the 20 million common share offering at a price of Cdn. $9.26 per share. In addition, the underwriters syndicate, comprised of CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc., have exercised their option to purchase an additional 3 million common shares resulting in a total share issuance of 23 million common shares for gross proceeds of Cdn.$213 million. After giving effect to the closing of the offering, the total number of common shares outstanding is approximately 338.1 million.

The net proceeds from the offering will be used to redeem Kinross' outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures is Cdn.$195.6 million.

Today, Kinross mailed the notice of the redemption for the debentures giving 30 days' notice as required under the terms of the debentures. On September 29, 2003, payment of the redemption price, being the principal amount of the debentures, together with accrued and unpaid interest on the principal amount of the debentures of Cdn.$13.7123 for each Cdn.$1,000 principal amount of debenture, will be made upon presentation and surrender of the debentures. The notice of redemption can be viewed on Kinross' website at www.kinross.com.

THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.


For  further information, e-mail info@kinross.com or contact:

    Robert M. Buchan            Gordon A. McCreary
    President and               Vice President
    Chief Executive Officer     Corporate Affairs
    Tel. (416) 365-5650         Tel. (416) 365-5132


NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2

               Telephone (416) 365-5123      Fax (416) 363-6622